February 5, 2026

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated January 27, 2026
Form 10-K for Fiscal Year Ended October 31, 2025
Filed December 5, 2025
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 27, 2026, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2025.
For ease of review, we have set forth below each of the Staff’s comments in bold type followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended October 31, 2025
Note 12. Business Segment Information, page 85

1.     Please expand your disclosures to explain how the CODM uses operating income, the reported measure of segment profit or loss, in assessing each segment’s performance and deciding how to allocate resources. Refer to the guidance in ASC 280-10-50-29(f) along with the example in ASC 280-10-55-47(bb).
Response:
We respectfully acknowledge the Staff’s comment and will enhance our disclosure prospectively, beginning with our Form 10-Q for the quarter ended January 31, 2026 as follows (the use of italics indicates existing disclosures and the use of bold indicates additions):

The CODM uses operating income, as presented in our financial reports, as the primary measure of segment profitability to assess the performance of the segments and make decisions on resource allocation across segments. The CODM evaluates segment operating income on a quarterly basis by comparing actual results to forecasted amounts and historical performance. These evaluations, supported by discussions with the leadership team responsible for managing the operations of each reportable segment, are used to assess segment results, monitor operating trends, and support decisions regarding the allocation of resources and consideration of investment opportunities. The Company does not allocate costs from corporate functions to segment operating income. The Company uses the same accounting policies to generate segment results as it does for consolidated results.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by email at bandrews@cooperco.com with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Daniel G. McBride, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP

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